SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2005

IMSA GROUP

(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente

San Pedro Garza García, N.L. 66269, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

IMSA ACERO TO STRENGTHEN ITS MARKET POSITION IN THE UNITED STATES

Monterrey, N.L., Mexico – June 10, 2005 – Grupo Imsa (BMV: IMSA), through IMSA ACERO’s U.S. subsidiary Steelscape, is to begin a two-phase project to strengthen its position in the U.S. market. The first phase consists of relocating its Richmond, California painting and metal coating lines to Shreveport, Louisiana. The second phase, which is yet to be scheduled, will involve the addition of a cold-rolling steel mill, a pickling line and a second metal coating line. In conjunction with these initiatives, Steelscape will upgrade its West Coast facilities, thereby expanding production capacity in order to support growth in that region.

The investment for the entire project is estimated to be approximately US$200 million, for which the investment for the first phase is expected to be US$70 million. The relocation of the plant will permit the sale of the Richmond property, significantly lowering the overall net investment. The first phase is expected to begin operations by second quarter 2006.

Steelscape supplies galvanized and pre-painted steel products to the construction industry throughout the United States. The relocation of the company’s 255,000 metric tons per year metal coating line and 155,000 metric tons per year painting line from Richmond to Shreveport reflects its efforts to serve the entire U.S. market more effectively. In addition, Steelscape will upgrade both lines in order to expand its product offering and improve its operating efficiency.

After analyzing U.S. pre-painting capacity, the company decided to relocate existing lines rather than build new green-field facilities in order to improve the alignment between supply and demand. Shreveport was selected as the best site for the project because its strategic location will make the logistics and operation of the plant more efficient and because the Louisiana state and Shreveport local authorities have been highly collaborative. The new location offers three rail services, including access from Monterrey, and highway services to the south, north, east and west, as well as water accessibility from the Gulf of Mexico and via the Mississippi River. Additionally, Shreveport’s ample labor supply and competitive energy costs make operating conditions attractive for the company.

Mr. Santiago Clariond, CEO of IMSA ACERO, said, “This project, in conjunction with the recent acquisition of an industrial steel painting plant in Fairfield, Alabama, is in line with our strategies to operate with a total presence in the U.S. market and to become the North American construction industry’s largest pre-painted steel supplier. The relocated facility will enable Steelscape to offer superior customer service, shorter lead times and more reliable delivery performance to customers in the Midwest and East of the United States, where demand is four times larger than on the West Coast.” Mr. Clariond continued: “In addition, this project will generate significant value for our shareholders, as it represents an important step in the consolidation of our presence in North America’s largest markets with the operation of full scale facilities in the East and West of the United States and in the North of Mexico.”

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Grupo Imsa, a holding company, dates back to 1936 and is today one of Mexico’s leading diversified industrial companies, operating in three core businesses: steel processed products; steel and plastic construction products; and aluminum and related products. With manufacturing and distribution facilities in Mexico, the United States, Europe and throughout Central and South America, Grupo Imsa currently exports to all continents. In 2004 the Company’s sales reached 3.3 billion dollars, of which close to 50% was generated outside Mexico. Grupo Imsa’s subsidiaries have an important presence in the United States with approximately 3,000 employees and 2004 combined sales of 1.3 billion dollars.

Contacts:

Adrian Fernandez, Corporate Finance Director, (52-81) 8153-8433

Jose Luis Fornelli, Investor Relations Manager, (52-81) 8153-8416

jose.fornelli@grupoimsa.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.
(Registrant)

Dated: June 13, 2005	By:	/s/ MARCELO CANALES CLARIOND
	Name:	Marcelo Canales Clariond
	Title:	Chief Financial Officer